Exhibit 99.1
PREDECESSOR FINANCIAL INFORMATION
QXO BUILDING PRODUCTS, INC.
For the Period from January 1, 2025 through April 28, 2025

Item 1. Condensed Consolidated Financial Statements (as predecessor)
QXO BUILDING PRODUCTS, INC.
Condensed Consolidated Balance Sheets
(in millions, except per share amounts)
(Unaudited)

December 31,
2024
Assets
Current assets:
Cash and cash equivalents	$74.3
Accounts receivable, net	1,196.1
Inventories, net	1,407.7
Vendor rebates receivable	415.5
Income tax receivable	9.0
Prepaid expenses and other current assets	77.2
Total current assets	3,179.8
Property and equipment, net	545.7
Goodwill	2,094.7
Intangibles, net	489.1
Operating lease right-of-use assets, net	626.8
Deferred income tax assets, net	—
Other assets, net	17.5
Total assets	$6,953.6

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$938.0
Accrued expenses	522.4
Current portion of operating lease liabilities	101.2
Current portion of finance lease liabilities	38.9
Current portion of long-term debt	12.8
Total current liabilities	1,613.3
Borrowings under revolving lines of credit, net	148.1
Long-term debt, net	2,481.2
Deferred income tax liabilities, net	37.0
Operating lease liabilities	544.7
Finance lease liabilities	134.9
Other long-term liabilities	1.9
Total liabilities	4,961.1
Commitments and contingencies (Note 7)
Convertible Preferred Stock (voting); $0.01 par value; aggregate liquidation preference $400.0; 0.0, 0.0 and 0.0 shares authorized, issued and outstanding as of December 31, 2024	—
Stockholders’ equity:
Common stock (voting); $0.01 par value; 100.0 shares authorized; 61.5 shares issued and outstanding as of December 31, 2024	0.6
Undesignated preferred stock; 5.0 shares authorized, none issued or outstanding	—
Additional paid-in capital	1,264.4
Retained earnings	753.7
Accumulated other comprehensive loss	(26.2)
Total stockholders’ equity	1,992.5
Total liabilities and stockholders’ equity	$6,953.6
See accompanying notes to the unaudited condensed consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Condensed Consolidated Statements of Operations
(in millions)
(Unaudited)

	Three Months Ended September 30, 2024	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Net sales	$2,772.6	$2,694.6	$7,359.6
Cost of products sold	2,042.2	2,029.8	5,472.3
Gross profit	730.4	664.8	1,887.3
Operating expense:
Selling, general and administrative	430.2	628.1	1,230.2
Depreciation	28.8	41.6	80.8
Amortization	24.7	30.1	68.7
Total operating expense	483.7	699.8	1,379.7
(Loss) income from operations	246.7	(35.0)	507.6
Interest expense, net	(50.0)	(58.6)	(136.4)
Loss on debt extinguishment	—	—	(2.4)
Other income, net	1.3	2.7	3.7
(Loss) income before provision for income taxes	198.0	(90.9)	372.5
Provision for (benefit from) income taxes	52.7	(19.0)	94.4
Net (loss) income	$145.3	$(71.9)	$278.1
See accompanying notes to the unaudited condensed consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Condensed Consolidated Statements of Comprehensive (Loss) Income
(in millions)
(Unaudited)

	Three Months Ended September 30, 2024	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Net (loss) income	$145.3	$(71.9)	$278.1
Other comprehensive income (loss):
Foreign currency translation adjustment	1.8	5.4	(2.5)
Unrealized (loss) gain due to change in fair value of derivative financial instruments, net of tax	(9.8)	(5.0)	(4.6)
Derivative financial instruments reclassified to earnings, net of tax	(0.3)	0.6	(2.0)
Total other comprehensive income (loss)	(8.3)	1.0	(9.1)
Comprehensive (loss) income	$137.0	$(70.9)	$269.0
See accompanying notes to the unaudited condensed consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Condensed Consolidated Statements of Stockholders’ Equity
(in millions)
(Unaudited)

	Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Retained Earnings		Total
Three Months Ended September 30, 2024
Balance as of June 30, 2024	61.9	$0.6	$1,196.6	$571.5	$(15.1)	$1,753.6
Repurchase and retirement of common stock, net	—	—	—	(0.9)	—	(0.9)
Issuance of common stock, net of shares withheld for taxes	—	—	0.3	—	—	0.3
Stock-based compensation	—	—	7.6	—	—	7.6
Other comprehensive loss	—	—	—	—	(8.3)	(8.3)
Net income	—	—	—	145.3	—	145.3
Balance as of September 30, 2024	61.9	$0.6	$1,204.5	$715.9	$(23.4)	$1,897.6

	Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Retained Earnings		Total
Period from January 1, 2025 through April 28, 2025
Balance as of December 31, 2024	61.5	$0.6	$1,264.4	$753.7	$(26.2)	$1,992.5
Issuance of common stock, net of shares withheld for taxes	0.7	—	8.2	—	—	8.2
Stock-based compensation	—	—	12.5	—	—	12.5
Other comprehensive income	—	—	—	—	1.0	1.0
Net loss	—	—	—	(71.9)	—	(71.9)
Balance as of April 28, 2025	62.2	$0.6	$1,285.1	$681.8	$(25.2)	$1,942.3

Nine Months Ended September 30, 2024
Balance as of December 31, 2023	63.3	$0.6	$1,218.4	$618.8	$(14.3)	$1,823.5
Repurchase and retirement of common stock, net	(1.9)	—	—	(181.0)	—	(181.0)
Equity forward contract	—	—	(45.0)	—	—	(45.0)
Issuance of common stock, net of shares withheld for taxes	0.5	—	7.8	—	—	7.8
Stock-based compensation	—	—	23.3	—	—	23.3
Other comprehensive loss	—	—	—	—	(9.1)	(9.1)
Net income	—	—	—	278.1	—	278.1
Balance as of September 30, 2024	61.9	$0.6	$1,204.5	$715.9	$(23.4)	$1,897.6

See accompanying notes to the unaudited condensed consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Operating Activities
Net (loss) income	$(71.9)	$278.1
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	71.7	149.5
Stock-based compensation	12.5	23.3
Certain interest expense and other financing costs	2.8	1.8
Loss on debt extinguishment	—	2.4
Gain on sale of fixed assets and other	(1.6)	(5.2)
Deferred income taxes	(18.9)	4.5
Changes in operating assets and liabilities:
Accounts receivable	(158.3)	(384.3)
Inventories	(314.2)	(200.1)
Vendor rebates receivable	174.1	(69.3)
Income tax receivable	(11.3)	(16.2)
Prepaid expenses and other current assets	(11.6)	(16.4)
Accounts payable and accrued expenses	213.1	288.3
Other assets and liabilities	2.4	3.2
Net cash (used in) provided by operating activities	(111.2)	59.6

Investing Activities
Capital expenditures	(20.9)	(87.6)
Acquisition of business, net	(10.7)	(399.1)
Proceeds from sale of assets	2.0	5.6
Purchases of investments	(1.4)	(1.1)
Net cash used in investing activities	(31.0)	(482.2)

Financing Activities
Borrowings under revolving lines of credit	771.6	2,330.8
Payments under revolving lines of credit	(551.6)	(1,974.3)
Borrowings under term loan	—	300.0
Payments under term loan	(3.2)	(9.6)
Payment of debt issuance costs	—	(0.2)
Payments under equipment financing facilities and finance leases	(13.5)	(21.7)
Payment of fees for the repurchase of convertible Preferred Stock	—	(0.1)
Repurchase and retirement of common stock, net	—	(180.0)
Advance payment for equity forward contract	—	(45.0)
Proceeds from employee stock purchase plan	3.4	8.3
Proceeds from issuance of common stock related to equity awards	18.7	6.6
Payment of taxes related to net share settlement of equity awards	(13.9)	(7.1)
Net cash provided by financing activities	211.5	407.7

Effect of exchange rate changes on cash and cash equivalents	0.3	(1.1)

Net increase (decrease) in cash and cash equivalents	69.6	(16.0)
Cash and cash equivalents, beginning of period	74.3	84.0
Cash and cash equivalents, end of period	$143.9	$68.0

Supplemental Cash Flow Information
Cash paid during the period for:
Interest	$46.5	$133.1
Income taxes, net of refunds	$10.6	$62.5
See accompanying notes to the unaudited condensed consolidated financial statements.

QXO BUILDING PRODUCTS, INC.
Notes to the Condensed Consolidated Financial Statements
(in millions, except per share amounts or otherwise indicated)
(Unaudited)
1. Description of Business
Beacon Roofing Supply, Inc. (“Beacon”) was incorporated in the state of Delaware on July 16, 1997 and has been the leading specialty wholesale distributor of roofing and complementary building products, including waterproofing products, in North America.
Beacon has served customers in all 50 states throughout the United States (the “U.S.”) and seven provinces in Canada. Beacon’s material subsidiaries are Beacon Sales Acquisition, Inc. and Beacon Roofing Supply Canada Company.
On March 20, 2025, Beacon entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QXO, Inc. (“QXO”) and Queen MergerCo, Inc. (“Merger Sub” or the “Acquirer”), a wholly owned subsidiary of QXO, pursuant to which QXO agreed to acquire Beacon for a purchase price of $124.35 per share of Beacon’s common stock (the “Beacon Acquisition”). On April 29, 2025 (the “Closing Date”), QXO completed its acquisition of Beacon pursuant to the Merger Agreement in a transaction that valued Beacon at $10.6 billion. On the Closing Date, Merger Sub merged with and into Beacon (the “Merger”), with Beacon remaining as the surviving entity and being renamed QXO Building Products, Inc. (“QXO Building Products”). In connection with the Beacon Acquisition, all of Beacon’s outstanding common stock was cancelled.
Following the consummation of the Merger on the Closing Date, Beacon has been operated as a wholly owned subsidiary of QXO under its new name, QXO Building Products.
2. Summary of Significant Accounting Policies
Basis of Presentation
These financial statements are being included separately in this Quarterly Report on Form 10-Q because QXO has determined that Beacon is the predecessor for financial reporting purposes. This determination was made as the legacy Beacon business now comprises substantially all of QXO and has significantly larger operations compared to QXO prior to the Beacon Acquisition. The Company also determined that the Beacon Acquisition represented a fundamental change in QXO’s operations.
The accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to state fairly the following:
•Beacon’s financial position as of the Closing Date;
•Beacon’s results of operations for the period from January 1, 2025 through the Closing Date; and
•Cash flows for the period from January 1, 2025 through the Closing Date.
All of the above financial information is presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”). These unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and consequently have been condensed and do not include all disclosures required in an Annual Report on Form 10-K.
References to “the Company” in these financial statements refer to Beacon.
Use of Estimates
The preparation of unaudited financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period.
Equity Forward Contract
On May 9, 2024, the Company entered into a Supplemental Confirmation (together with the Company’s March 22, 2022 Variable Tenor ASR Master Agreement, the “May 2024 ASR Agreement”) with Citibank, N.A. (“Citi”) to repurchase $225.0 million (the “ASR Repurchase Price”) of its common stock. Under the terms of the May 2024 ASR Agreement, the Company paid the ASR Repurchase Price to Citi and received an initial share delivery of 1,927,608 shares of its common stock from Citi, representing 80% of the total expected share repurchases under the May 2024 ASR Agreement. As of September 30, 2024, the remaining $45.0 million of the ASR Repurchase Price was evaluated as an unsettled equity forward contract indexed to the Company’s common stock and classified within stockholders’ equity as a reduction to additional paid in capital until the equity forward contract settled in December 2024.

Net Sales
The Company records net sales when performance obligations with the customer are satisfied. All contracts have a single performance obligation as the promise to transfer the individual good is not separately identifiable from other promises and is, therefore, not distinct. Performance obligations are satisfied at a point in time and net sales are recognized when title and risk of loss are transferred to the customer.
The Company enters into agreements with customers to offer rebates, generally based on achievement of specified sales levels and various marketing allowances that are common industry practice. Reductions to net sales for customer programs and incentive offerings, including promotions and other volume-based incentives, are estimated using the most likely amount method and recorded in the period in which they are earned. Provisions for early payment discounts are accrued in the same period in which the sale occurs. The Company does not provide extended payment terms and payment is due shortly after the transfer of control of the products to the customer. Commissions to internal sales teams are paid to obtain contracts. As these contracts are less than one year, these costs are expensed as incurred.
Stock-based Compensation
The Company recognizes stock-based compensation expense based on the equity award’s grant date fair value and estimates forfeitures at the time of grant with revisions to the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The Company grants restricted stock units (“RSUs”) subject to service-based vesting conditions that generally vest ratably over a three-year period or cliff vest on the third anniversary of the grant date with the fair value of the RSU awards established based on the market price of the common stock on the date of the grant and is amortized over the requisite service period. The Company also grants certain RSU awards to management that additionally may contain market or performance conditions that generally cliff vest on the third anniversary of the grant date. Market conditions, which are based on stock price, are incorporated into the grant date fair value of the management awards with market conditions using a Monte Carlo valuation model. Compensation expense for management awards with market conditions is recognized over the service period and is not reversed if the market condition is not met. For awards with performance conditions, the actual number of awards that will vest can range from 0% to 200% of the original grant amount, depending upon actual Company performance below or above the established performance metric targets. At each reporting date, the Company estimates performance in relation to the defined targets when determining the projected number of management awards with performance conditions that are expected to vest and calculating the related stock-based compensation expense. Management awards with performance conditions are amortized over the service period if, and to the extent that, it is determined that achievement of the performance condition is probable. If awards with market, performance and/or service conditions are forfeited due to failure to achieve performance conditions or failure to satisfy service conditions, any previously recognized expense for such awards is reversed.
The Company also grants non-qualified stock options that vest in in three annual installments over the three-year period following the grant date. The fair value of the non-qualified stock options are estimated using the Black-Scholes option-pricing model. The exercise price of option awards is set to equal the fair value of the Company’s common stock on the grant date.
Advertising Costs
Advertising costs are expensed as incurred.
Interest Income (Expense), Net
The following table presents the components of interest income (expense), net:

(in millions)	Three Months Ended September 30, 2024	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Interest income	$0.1	$0.1	$0.2
Interest expense	(50.1)	(58.7)	(136.6)
Interest expense, net	$(50.0)	$(58.6)	$(136.4)
Financial Derivatives
The Company enters into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-rate and floating-rate debt. The interest rate swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. As of April 28, 2025, the Company has one interest rate swap designated as a cash flow hedge to manage interest rate risk associated with the variable rate on the Company’s 2028 Term Loan.

During the period from January 1, 2025 through April 28, 2025, the Company reclassified losses of $0.6 million out of accumulated other comprehensive income (loss) and to interest expense, net. The Company records any differences paid or received on its interest rate hedge to interest expense, net, within the condensed consolidated statements of operations. The interest rate swap is included in prepaid expenses and other current assets when in an asset position or accrued expenses when in a liability position on the condensed consolidated balance sheets.
The following table summarizes the amount of gain (loss) on the change in fair value of the designated interest rate swap recognized in other comprehensive income (loss):

(in millions)	Three Months Ended September 30, 2024	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Instrument
Designated interest rate swap	$(9.8)	$(5.0)	$(4.6)
3. Segment Reporting and Geographic Information
Segment Reporting
Operating segments are defined as components of an entity for which separate discrete financial information is available and regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM, the Chief Executive Officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as a single operating segment, which is the wholesale distribution of building materials.
The Company’s revenues for its single operating segment are derived from the sale of residential and non-residential roofing products, as well as complementary products, such as siding and waterproofing. The CODM evaluates performance for the Company’s single operating segment and decides how to allocate resources based on the Company’s consolidated net income that is reported on the condensed consolidated statements of operations as net income (loss). These results are used to assess segment performance and determine the compensation of certain employees.
The operating segment financial information regularly reviewed by the CODM, inclusive of assets, revenue, expenses, profit or loss, and noncash items are presented on a consolidated basis. There are no additional segment expense categories regularly provided to the CODM. Other segment items included in consolidated net income are depreciation, amortization, interest expense, net, loss on debt extinguishment, other income, net, and provision for (benefit from) income taxes, which are reflected on the condensed consolidated statements of operations.
The following table presents information regarding the components of revenue, significant segment expenses and consolidated net income (loss) representative of the significant categories regularly provided to the CODM when managing the Company’s one operating segment:

(in millions)	Three Months Ended September 30, 2024	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Net sales:
Residential roofing products	$1,404.9	$1,316.7	$3,661.2
Non-residential roofing products	739.0	711.4	2,012.7
Complementary building products	628.7	666.5	1,685.7
Total net sales	$2,772.6	$2,694.6	$7,359.6
Less:
Cost of products sold	$2,042.2	$2,029.8	$5,472.3
Selling, general and administrative expenses(1)	422.6	615.6	1,206.9
Stock-based compensation	7.6	12.5	23.3
Other segment items	154.9	108.6	379.0
Net (loss) income	$145.3	$(71.9)	$278.1

(1) Excludes stock-based compensation.

Geographic Information
Net sales in the U.S. accounted for approximately 97% of total net sales for all periods presented on the condensed consolidated statements of operations. The CODM does not review geographic asset information when assessing performance or allocating resources.
4. Stock-based Compensation
On April 1, 2024, the Company’s Board of Directors (the “Board”) approved the Beacon Roofing Supply, Inc., 2024 Stock Plan (the “2024 Plan”), subject to stockholder approval, which was subsequently obtained on May 15, 2024 in conjunction with the 2024 Annual Meeting of Stockholders. Upon approval, the 2024 Plan succeeded the Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan (the “Prior Plan”) and is the only plan of the Company pursuant to which stock-based awards are currently granted. The 2024 Plan provides for discretionary grants of stock options, stock awards, stock unit awards, and stock appreciation rights (“SARs”) for up to 6,200,000 shares of common stock to key employees and non-employee directors. Stock options and SARs granted under the 2024 Plan, or granted under the Prior Plan after March 6, 2024, will reduce the number of available shares by one share for every share subject to the stock option or SAR, and stock awards and stock unit awards granted under the 2024 Plan, or granted under the Prior Plan after March 6, 2024, will reduce the number of available shares by 2.25 shares for every one share delivered. If (i) there is a lapse, forfeiture, expiration, termination, or cancellation of any award for any reason under the 2024 Plan, or under the Prior Plan after March 6, 2024, or (ii) shares subject to a stock award or a stock unit award under the 2024 Plan, or under the Prior Plan after March 6, 2024, are delivered or withheld as payment of any withholding taxes, then in each case such shares will again be available for issuance under the 2024 Plan, to be added back in the same multiple as described in the preceding sentence. Any shares delivered or withheld as payment for the exercise price of a stock option or of any withholding taxes with respect to such stock options or SARs will not be available for issuance pursuant to subsequent awards. As of April 28, 2025, there were 6.0 million shares of common stock available for issuance pursuant to the 2024 Plan.
All unvested employee equity awards contain a “double trigger” change in control mechanism to the extent such employee equity award is continued or assumed after a change in control. If an award is not continued or assumed by a public company in an equitable manner, it will vest immediately prior to a change in control (at 100% payout with respect to a performance-based restricted stock unit award and at 100% of the award then earned but not vested with respect to a restricted stock unit award with market conditions). If an award is so continued or assumed, vesting will continue in accordance with the terms of the award (based on actual performance with respect to a performance-based restricted stock unit award subject to completed annual performance periods and at 100% payout for any in-progress annual performance periods) unless there is a qualifying termination (without cause or for good reason) within one-year following the change in control, in which event the award shall become vested immediately.
In accordance with the terms of the Merger Agreement, the outstanding Company equity awards held by the Company’s employees were converted into corresponding QXO equity awards (and, with respect to each performance-based restricted stock unit award, with the performance-based vesting condition deemed satisfied at target and being converted into an award of QXO RSUs for which vesting is solely based on service-based conditions), in each case, based on the Equity Award Conversion Amount (as defined in the Merger Agreement). Such QXO equity awards remain subject to the same vesting terms as the original Company equity awards (excluding performance conditions), including accelerated vesting upon certain qualifying terminations of employment without cause or good reason. Such accelerated vesting is “double-trigger” (i.e., it is contingent upon a termination of employment without cause or resignation for good reason within one year after the Merger was consummated.)
Stock Options
There were no stock options granted during the period from January 1, 2025 through April 28, 2025. The fair values of the options granted during the nine months ended September 30, 2024 were estimated on the dates of grants using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Risk-free interest rate	4.13%
Expected volatility	48.05%
Expected life (in years)	5.08
Dividend yield	—%

The following table summarizes all stock option activity for the period from January 1, 2025 through April 28, 2025:

(in millions, except per share amounts and time periods)	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(1)
Balance at beginning of period	0.9	$47.54	5.6	$51.2
Exercised	(0.4)	44.66
Forfeited	—	78.04
Balance at end of period	0.5	$49.57	5.7	$39.0
Vested and expected to vest after April 28, 2025	0.5	$49.20	5.7	$38.8
Exercisable as of April 28, 2025	0.4	$42.54	5.1	$34.5

(1) Aggregate intrinsic value represents the difference between the closing fair value of the underlying common stock and the exercise price of outstanding, in-the-money options on the date of measurement.

As of April 28, 2025, there was $3.0 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.4 years.
The following table summarizes additional information on stock options for the periods presented:

(in millions, except per shares amounts)	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Weighted-average fair value per share of stock options granted	$—	$40.34
Total grant date fair value of stock options vested	$4.0	$2.7
Total intrinsic value of stock options exercised	$32.6	$10.7
Restricted Stock Units
The following table summarizes all RSU activity for the period from January 1, 2025 through April 28, 2025:

(in millions, except grant date fair value amounts)	RSUs Outstanding	Weighted-Average Grant Date Fair Value
Balance at beginning of period	1.2	$62.91
Granted	0.3	$119.90
Vested	(0.3)	$60.88
Forfeited	—	$76.71
Balance at end of period	1.2	$78.87
As of April 28, 2025, there was $51.7 million of total unrecognized compensation expense related to unvested RSUs (including unrecognized expense for RSUs with performance conditions at their estimated value as of April 28, 2025), which is expected to be recognized over a weighted-average period of 2.2 years.
The following table summarizes additional information regarding RSUs for the periods presented:

(in millions, except per share amounts)	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Weighted-average fair value per share of RSUs granted	$119.90	$85.71
Total grant date fair value of RSUs vested	$20.5	$13.6
Total intrinsic value of RSUs released	$39.4	$25.2

Employee Stock Purchase Plan
On March 20, 2023, the Board adopted the Company’s 2023 Employee Stock Purchase Plan (the “ESPP”), subject to stockholder approval, which was subsequently obtained on May 17, 2023 in conjunction with the 2023 Annual Meeting of Stockholders. The ESPP allows eligible employees to acquire shares of the Company’s common stock through payroll deductions over six-month offering periods. The purchase price per share is equal to 85% of the lesser of (1) the fair market value of a share of the Company’s common stock on the offering date, defined as the first trading day of the offering period, or (2) the fair market value of a share of the Company’s common stock on the purchase date, defined as the last trading day of the offering period; provided that the purchase price is not less than the $0.01 par value per share of the common stock. Participant purchases are limited to a maximum of $12,500 worth of stock per offering period (or $25,000 per calendar year). The Company is authorized to grant up to 1,000,000 shares of its common stock under the ESPP.
Pursuant to the Merger Agreement, QXO formally requested that the Company terminate the ESPP. Accordingly, the Company terminated the ESPP effective as of April 23, 2025, with the final purchase of Company common stock under the ESPP occurring on such date. There were 39,265 shares purchased under the ESPP on April 23, 2025.
Stock-Based Compensation Expense
Stock-based compensation expense is included within selling, general and administrative expenses in the condensed consolidated statements of operations. The Company recognized stock-based compensation expense as follows:

(in millions)	Three Months Ended September 30, 2024	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Stock options	$0.9	$1.1	$2.9
RSUs	6.0	9.8	18.6
ESPP shares	0.7	1.6	1.8
Total stock-based compensation expense	$7.6	$12.5	$23.3

5. Debt
The following table summarizes the Company’s outstanding debt:

	As of
	April 28, 2025
(in millions)	Principal Balance	Carrying Value	Fair Value
Revolving Lines of Credit
2026 U.S. Revolver(1)	$360.0	$358.2	$358.2
2026 Canada Revolver(2)	10.8	10.8	10.8
Borrowings under revolving lines of credit (“2026 ABL”)	$370.8	$369.0	$369.0

Long-term Debt, net
2028 Term Loan(3)	$1,259.1	$1,251.6	$1,251.6
Current portion	(12.8)	(12.8)	(12.8)
Long-term borrowings under term loan	1,246.3	1,238.8	1,238.8
2026 Senior Notes(4)	300.0	299.0	300.0
2029 Senior Notes(5)	350.0	348.0	353.1
2030 Senior Notes(6)	600.0	593.6	633.3
Long-term borrowings under senior notes	1,250.0	1,240.6	1,286.4
Long-term debt, net	$2,496.3	$2,479.4	$2,525.2

(1) Effective rate on borrowings of 5.55% as of April 28, 2025.
(2) Effective rate on borrowings of 5.20% as of April 28, 2025.
(3) Interest rate of 6.32% as of April 28, 2025.
(4) Interest rate of 4.50% as of April 28, 2025.
(5) Interest rate of 4.125% as of April 28, 2025.
(6) Interest rate of 6.50% as of April 28, 2025.
As of April 28, 2025, all outstanding debt was classified as Level 2 in the fair value hierarchy. The fair values of the 2026 Senior Notes, 2029 Senior Notes, and the 2030 Senior Notes were based upon recent trading prices. The fair value of the 2026 ABL and 2028 Term Loan approximated their carrying value and are primarily based upon observable market data, such as market interest rates, for similar debt.
On April 29, 2025 and in connection with the Beacon Acquisition, the Company repaid all debt and terminated all credit commitments and all obligations outstanding under the respective agreements.
6. Leases
The Company primarily operates in leased facilities, which are accounted for as operating leases. The real estate leases expire between 2025 and 2037. The Company also leases equipment such as trucks and forklifts. Equipment leases are accounted for as either operating or finance leases. The equipment leases expire between 2025 and 2032.
The following table summarizes components of lease costs recognized in the condensed consolidated statements of operations:

(in millions)	Three Months Ended September 30, 2024	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Operating lease costs	$38.0	$53.5	$107.7
Finance lease costs:
Amortization of right-of-use assets	8.6	14.7	24.3
Interest on lease obligations	2.2	3.8	6.3
Variable lease costs	4.0	5.7	11.3
Total lease costs	$52.8	$77.7	$149.6

The following table presents supplemental cash flow information related to the Company’s leases:

(in millions)	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
Cash paid for amounts included in measurement of lease obligations:
Operating cash outflows from operating leases	$51.5	$102.9
Operating cash outflows from finance leases	$3.6	$6.5
Financing cash outflows from finance leases	$13.5	$21.7
Right-of-use assets obtained in exchange for new finance lease liabilities	$21.4	$42.4
Right-of-use assets obtained in exchange for new operating lease liabilities	$40.7	$89.8
As of April 28, 2025, the Company’s operating leases had a weighted-average remaining lease term of 6.2 years and a weighted-average discount rate of 6.22%, and the Company’s finance leases had a weighted-average remaining lease term of 4.4 years and a weighted-average discount rate of 6.48%.
The following table summarizes future lease payments for each of the next five years ending December 31 and thereafter:

(in millions)	Operating Leases	Finance Leases
2025 (April 29 - December 31)	$92.5	$35.5
2026	150.9	52.3
2027	134.2	47.2
2028	116.1	36.1
2029	96.0	23.1
Thereafter	227.6	14.5
Total future lease payments	817.3	208.7
Imputed interest	(146.7)	(27.2)
Total lease liabilities	$670.6	$181.5
7. Commitments and Contingencies
Various legal claims arise from time to time in the normal course of business. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.
The Company believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable, and does not believe that the ultimate resolution of any matters to which it is presently a party will have a material adverse effect on the Company’s results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.
In addition, the Company has received certain demand letters from stockholders pertaining to disclosures made by the Company in connection with the Beacon Acquisition, which the Company does not believe are material, individually or in the aggregate.

8. Income Taxes
The Company recorded a provision for (benefit from) income taxes of $(19.0) million for the period from January 1, 2025 through April 28, 2025. The Company’s effective tax rate for the period from January 1, 2025 through April 28, 2025 was 20.9%. The Company’s effective tax rate for the period from January 1, 2025 through April 28, 2025 was based on the U.S. federal statutory tax rate of 21.0% and state jurisdictional income tax rates, adjusted for the impact of excess tax benefits of stock compensation and non-deductible transaction costs due to the Beacon Acquisition.
The Company recorded a provision for (benefit from) income taxes of $52.7 million and $94.4 million for the three and nine months ended September 30, 2024, respectively. The Company’s effective tax rate for the three and nine months ended September 30, 2024 was 26.6%, excluding discrete items. The Company’s effective tax rate for the three and nine months ended September 30, 2024 was based on the U.S. federal statutory tax rate of 21.0% and state jurisdictional income tax rates, adjusted for miscellaneous permanent items.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (as predecessor)
Our unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our unaudited condensed consolidated financial statements would be affected to the extent that there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and notes appearing elsewhere in this report.
Overview
Prior to the Beacon Acquisition (as defined below), QXO Building Products, Inc. (“QXO Building Products”, “we”, “our”, or the “Company”), formerly known as Beacon Roofing Supply, Inc., was the largest publicly-traded specialty wholesale distributor of roofing and complementary building products, including waterproofing products, in North America. We have served the building industry for over 95 years and as of April 28, 2025, we operated 600 branches throughout all 50 states in the U.S. and seven provinces in Canada. We offer one of the most extensive ranges of high-quality professional grade exterior products comprising over 135,000 SKUs, and we serve approximately 110,000 residential and non-residential customers who trust us to help them save time, improve efficiency, and enhance productivity.
As of April 28, 2025, we operated 600 branches, which we designate as either standalone or co-located. A co-located branch shares all or a portion of a physical location with a standalone branch, but it records sales separately (to a different customer base and/or through different product offerings from the standalone branch) and generally operates with independent employees and inventory.
Beacon Acquisition
On March 20, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QXO, Inc. (“QXO”) and Queen MergerCo, Inc. (“Merger Sub” or the “Acquirer”), a wholly owned subsidiary of QXO, pursuant to which QXO agreed to acquire the Company for a purchase price of $124.35 per share of common stock (the “Merger Consideration”) of the Company (the “Beacon Acquisition”). On April 29, 2025, pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company remaining as the surviving entity and being renamed QXO Building Products, Inc., and QXO completed its acquisition of the Company in a transaction that valued the Company at $10.6 billion.
During the period from January 1, 2025 through April 28, 2025, the Company recognized $81.0 million of transaction costs incurred in connection with the Beacon Acquisition, which are included in selling, general and administrative expense in the condensed consolidated statements of operations.

Results of Consolidated Operations
The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results:

	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024	% of net sales(1)
(in millions, except percentages)			2025	2024
Net sales	$2,694.6	$7,359.6	100.0%	100.0%
Cost of products sold	2,029.8	5,472.3	75.3%	74.4%
Gross profit	664.8	1,887.3	24.7%	25.6%
Operating expense:
Selling, general and administrative	628.1	1,230.2	23.3%	16.7%
Depreciation	41.6	80.8	1.5%	1.1%
Amortization	30.1	68.7	1.1%	0.9%
Total operating expense	699.8	1,379.7	26.0%	18.7%
(Loss) income from operations	(35.0)	507.6	(1.3)%	6.9%
Interest expense, net	(58.6)	(136.4)	(2.2)%	(1.9)%
Loss on debt extinguishment	—	(2.4)	0.0%	0.0%
Other income, net	2.7	3.7	0.1%	0.1%
(Loss) income before provision for income taxes	(90.9)	372.5	(3.4)%	5.1%
Provision for (benefit from) income taxes	(19.0)	94.4	(0.7)%	1.3%
Net (loss) income	$(71.9)	$278.1	(2.7)%	3.8%

(1) Percent of net sales may not foot due to rounding.
The Period of January 1, 2025 through April 28, 2025 Compared with Nine Months Ended September 30, 2024
Net Sales
The following tables summarize net sales by line of business for the periods presented:

	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024	% of net sales
(in millions, except percentages)			2025	2024
Residential roofing products	$1,316.7	$3,661.2	48.9%	49.7%
Non-residential roofing products	711.4	2,012.7	26.4%	27.4%
Complementary building products	666.5	1,685.7	24.7%	22.9%
Total net sales	$2,694.6	$7,359.6	100.0%	100.0%
Net sales for the period from January 1, 2025 through April 28, 2025 decreased to $2.69 billion compared to $7.36 billion for the nine months ended September 30, 2024. The decrease in net sales primarily reflects the impact of 109 fewer selling days in the period from January 1, 2025 through April 28, 2025 relative to the nine months ended September 30, 2024.
Cost of Products Sold
Cost of products sold for the period from January 1, 2025 through April 28, 2025 decreased to $2.03 billion, down from $5.47 billion for the nine months ended September 30, 2024. The comparative decrease primarily reflects the impact of 109 fewer selling days in the period from January 1, 2025 through April 28, 2025 relative to the nine months ended September 30, 2024.
Selling, General and Administrative (“SG&A”) Expense
SG&A expense for the period from January 1, 2025 through April 28, 2025, decreased to $628.1 million, down from $1.23 billion for the nine months ended September 30, 2024. The decrease in SG&A expense primarily reflects the impact of 156 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the nine months ended September 30, 2024, which was partially offset by transaction costs incurred in connection with the Beacon Acquisition.

Depreciation Expense
Depreciation expense was $41.6 million for the period from January 1, 2025 through April 28, 2025, compared to $80.8 million for the nine months ended September 30, 2024. The comparative decrease in depreciation expense primarily reflects the impact of 156 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the nine months ended September 30, 2024, which was partially offset by an increase in property and equipment as a result of new and acquired branches subsequent to September 30, 2024.
Amortization Expense
Amortization expense was $30.1 million for the period from January 1, 2025 through April 28, 2025, compared to $68.7 million for the nine months ended September 30, 2024. The comparative decrease in amortization expense primarily reflects the impact of 156 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the nine months ended September 30, 2024, which was partially offset by amortization expense associated with new intangible assets as a result of recent acquisitions.
Interest Expense, Net
Interest expense, net was $58.6 million for the period from January 1, 2025 through April 28, 2025, compared to $136.4 million for the nine months ended September 30, 2024. The comparative decrease in interest expense, net, primarily reflects the impact of 156 fewer days in the period from January 1, 2025 through April 28, 2025 relative to the nine months ended September 30, 2024.
Income Taxes
Income tax (benefit) provision was $(19.0) million for the period from January 1, 2025 through April 28, 2025, compared to $94.4 million for the nine months ended September 30, 2024. The comparative decrease in income tax (benefit) provision was primarily due to lower pre-tax income coupled with an increase in permanent items including the impact of excess tax benefits of stock-based compensation and non-deductible transaction costs due to the Beacon Acquisition. The effective tax rate was 20.9% for the period from January 1, 2025 through April 28, 2025, compared to the effective tax rate, excluding discrete items, of 26.6% for the nine months ended September 30, 2024.
Seasonality
The demand for exterior building materials is closely correlated to both seasonal changes and unpredictable weather patterns, therefore demand fluctuations are expected. In general, our net sales and net income are highest in quarters ending June 30, September 30, and December 31, which represent the peak months of construction and re-roofing. Conversely, we have historically experienced low net income levels or net losses in quarters ending March 31, when winter construction cycles and cold weather patterns have an adverse impact on our customers’ ability to conduct their business.
Liquidity and Capital Resources
Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities, taking into consideration available borrowings and the seasonal nature of our business.
Our principal sources of liquidity as of April 28, 2025 were our cash and cash equivalents of $143.9 million and our available borrowings of $907.0 million under our asset-based revolving lines of credit.
Significant factors which could affect future liquidity include the following:
•the adequacy of available bank lines of credit;
•the ability to attract long-term capital with satisfactory terms;
•cash flows generated from operating activities;
•working capital management;
•acquisitions; and
•capital expenditures.
Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations and bank borrowings. We have financed larger acquisitions through increased bank borrowings and the issuance of long-term debt and common or preferred stock. We then repay any such borrowings with cash flows from operations or subsequent financings. We have funded most of our capital expenditures with cash on hand, increased bank borrowings, or equipment financing, and then reduced those obligations with cash flows from operations. We may explore additional or replacement financing sources in order to bolster liquidity and strengthen our capital structure.
We believe we currently have adequate liquidity and availability of capital to fund our present operations, meet our commitments on our existing debt and fund anticipated growth, including expansion in existing and targeted market areas. We may seek additional acquisition opportunities from time to time. If suitable acquisition opportunities or working capital needs arise that require additional financing, we believe that our financial position, credit profile, and earnings history provide a sufficient base for obtaining additional financing resources at reasonable rates and terms.
The following table summarizes our cash flows for the periods indicated:

	Period from January 1, 2025 through April 28, 2025	Nine Months Ended September 30, 2024
(in millions)
Net cash provided by (used in) operating activities	$(111.2)	$59.6
Net cash used in investing activities	(31.0)	(482.2)
Net cash provided by financing activities	211.5	407.7
Effect of exchange rate changes on cash and cash equivalents	0.3	(1.1)
Net increase (decrease) in cash and cash equivalents	$69.6	$(16.0)
Operating Activities
Net cash used in operating activities was $111.2 million during the period from January 1, 2025 through April 28, 2025, compared to net cash provided by operating activities of $59.6 million during the nine months ended September 30, 2024. Cash used in operations increased $170.8 million primarily due to the timing of net working capital requirements for inventory purchases and cash collections.
Investing Activities
Net cash used in investing activities was $31.0 million during the period from January 1, 2025 through April 28, 2025, compared to $482.2 million during the nine months ended September 30, 2024. Cash used in investing activities decreased $451.2 million primarily due to a decrease in acquisitions and capital expenditures.
Financing Activities
Net cash provided by financing activities was $211.5 million during the period from January 1, 2025 through April 28, 2025, compared to $407.7 million during the nine months ended September 30, 2024. Cash provided by financing activities decreased $196.2 million primarily due to the refinancing of our 2028 Term Loan in March 2024 resulting in an increase in the principal balance of $300.0 million and a decrease in net borrowings under our revolving lines of credit compared to the prior year, partially offset by share repurchases made during the nine months ended September 30, 2024.